CUSIP No. 834156101

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 7)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SOLAR ENERTECH CORP.

                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    834156101

                                 (CUSIP NUMBER)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 January 7, 2010
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834156101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/
         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 125,696,689 (1)
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                           (10)    Shared Dispositive Power
                                   125,696,689 (1)
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,696,689 (1)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)         / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         54.1% (1)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------
__________________
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.

CUSIP No. 834156101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/

         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)      Sole Voting Power
                                    -0-

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  125,696,689 (1)
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    -0-

                          (10)      Shared Dispositive Power
                                    125,696,689 (1)
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,696,689 (1)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)         / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         54.1% (1)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------
____________________
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.

CUSIP No. 834156101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/

         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)      Sole Voting Power
                                    -0-

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  125,696,689 (1)
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    -0-

                          (10)      Shared Dispositive Power
                                    125,696,689 (1)
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,696,689 (1)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)         / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         54.1% (1)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO
--------------------------------------------------------------------------------
___________________
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.

CUSIP No. 834156101

Item 1.

         This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on January 28, 2008 and prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.  Purpose of Transaction

         This Amendment No. 7 is being made to disclose that Reporting Persons are no longer holding their securities of the Issuer strictly for investment purposes and, on January 7, 2010, have entered into with the Issuer the following:

         (a) Series A and Series B Notes Conversion Agreement (the "Conversion Agreement"), pursuant to which the Reporting Persons' Series A Note and Series B Note have been amended and election has been taken such that all outstanding principal and accrued but unpaid interest with respect to such Notes have been converted into shares of Common Stock at a conversion price of $0.15 per share;

         (b) Amendment to the Series A, Series B and Series C Warrants (the "Warrant Amendment"), which reduced the exercise price for all of the Reporting Persons' Series A Warrants, Series B Warrants and Series C Warrants to $0.15 per share, removed certain maximum ownership provisions therein and removed certain anti-dilution provisions therein for lower-priced security issuances; and

         (c) Voting Agreement, under which the Trust and Leo Shi Young agreed to nominate to the Board of Directors of the Issuer:

                  (i) two individuals designated by the Trust;

                  (ii) Mr. Young;

                  (iii) one individual designated by Mr. Young; and

                  (iv) one individual designated by the Trust who shall have a background appropriate for service on the Issuer's audit committee and, if possible, industry experience.

         In accordance with the Voting Agreement, the Trust and Mr. Young nominated David A. Field and David Anthony as the Trust's designees to the Board of the Directors of the Issuer and their appointment became effective as of January 12, 2010.

         A copy of the Conversion Agreement, Warrant Amendment and Voting Agreement are attached as Exhibits 10.1, 10.2 and 10.5, respectively, to the Form 8-K filed by the Issuer with the SEC on January 11, 2010, and the full text of which are incorporated herein by this reference.

         The Reporting Persons have not determined but reserve the right to exercise and/or convert their equity securities of the Issuer, purchase additional shares of Common Stock in the open market or in private transactions, or take other actions to increase the Reporting Persons' economic stake and voting influence over the Issuer. The Reporting Persons may also from time to time determine to sell Common Stock and other securities in the open market or in private transactions.

CUSIP No. 834156101


         The Reporting Persons expressly retain their rights to further modify their plans with respect to the transactions described in this Amendment No. 7 or Prior Schedules and, depending upon their further investigation of the Issuer and market conditions, to formulate different plans and proposals which could result in the occurrence of any other actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Persons hereby disclose their beneficial ownership of the Issuer as follows:

                  (i) 83,127,191 shares of Common Stock;

                  (ii) Currently exercisable Warrant to purchase up to 507,247 shares of Common Stock at an exercise price of $0.69 per share;

                  (iii) currently exercisable Warrant to purchase up to 405,264 shares of Common Stock at an exercise price of $0.57 per share;

                  (iv) currently exercisable Warrant to purchase up to 1,105,264 shares of Common Stock at an exercise price of $0.57 per share;

                  (v) currently exercisable Series A Warrants to purchase up to 4,347,826 shares of Common Stock at an exercise price of $0.15 per share;

                  (vi) currently exercisable Series B Warrants to purchase up to 13,090,261 shares of Common Stock at an exercise price of $0.15 per share; and

                  (vii) currently exercisable Series C Warrants to purchase up to 23,151,136 shares of Common Stock at an exercise price of $0.15 per share (collectively, the "Quercus Securities").

         In accordance with Rule 13D, the Reporting Persons are deemed beneficial owners of the Quercus Securities, accounting for a total of 125,696,689 shares of Common Stock and 54.1% of the sum of (A) the total outstanding shares of Common Stock as reported by the Issuer on its Form 10-K filed with the SEC on January 12, 2010, (B) the shares of Common Stock issued in connection with the Conversion Agreement on January 7, 2010 and (iii) giving dilutive effect to the exercise of all of the Warrants held by the Reporting Persons.

         (b) The Reporting Persons have shared voting and dispositive power with respect to the Quercus Securities. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) On January 7, 2010, pursuant to the Conversion Agreement, the Reporting Persons converted their Series A Note into 16,239,546 shares of Common Stock and Series B Note into 44,282,709 shares of Common Stock, both at a conversion price of $0.15 per share. Further, pursuant to the Warrant Amendment, the exercise price of the Reporting Persons' Series A, Series B and Series C Warrants was reduced to $0.15 per share.

         (d) Not applicable.

         (e) Not applicable.

CUSIP No. 834156101


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Series A and Series B Notes Conversion Agreement dated January 7, 2010

         (c) Amendment to the Series A, Series B and Series C Warrants dated January 7, 2010

         (d) Voting Agreement dated January 7, 2010

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 7 to
                     Schedule 13D.

CUSIP No. 834156101



SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated: January 13, 2010           /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust

                                  /s/ David Gelbaum,  As Attorney-in-fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust


                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

CUSIP No. 834156101



                                    EXHIBIT A

      AGREEMENT REGARDING JOINT FILING OF AMENDMETNT NO. 7 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 7 to Schedule 13D with respect to the Common Stock of Solar EnerTech Corp. is a joint filing being made on their behalf.



Dated: January 13, 2010           /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust

                                  /s/ David Gelbaum,  As Attorney-in-fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust


                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust